UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento S.A. (NYSE: ATTO, “Atento”) satisfied certain conditions precedent and received funding under the financing arrangements previously announced on February 15, 2023 with a group of certain existing investors in Atento. The new debt financing addresses the company’s near-term liabilities and provides the company with additional financial flexibility. The total capital raised is approximately $40 million.

As already disclosed on February 15, 2023, the primary terms of the debt financing are:

•	Atento Luxco 1 issued senior secured notes due 2025. Interest on the new notes is 10% per annum payable in cash and 10% per annum payable in additional new notes. Interest is payable every three months.
•	The new senior secured notes due 2025 are secured by selected receivables of certain subsidiaries.
•	In addition, Atento issued 7,795,800 warrants to subscribe for shares at an exercise price of $3.78.

•                 Atento Luxco 1 will use reasonable endeavors to explore an exchange of existing senior secured notes due 2026 held by the investors with an equal principal amount of priority secured notes due 2026 to the extent permitted under the terms of the existing debt documents and subject to other conditions.

•	The proceeds will be used by Atento and its subsidiaries to make certain payments under financing agreements as well as to finance transaction costs.

The agreements for the new debt financing also provide that, subject to certain conditions and within a maximum period of six months from the issuance of the new notes, Atento may permit other qualified investors to purchase additional senior secured notes due 2025 for a maximum amount of approximately $20 million, in which case these investors would also receive warrants with similar terms and would have the ability to participate in the above-referenced exchange on a pro rata basis to their holdings in the existing senior secured notes due 2026.

Atento used a portion of the proceeds of the new financing to make certain payments derived from its hedging arrangements. Atento has already completed the February coupon payment under its senior secured notes due 2026.

Copies of the financing documents and other materials are attached as exhibits.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about Atento’s liquidity and financial position and the transformation of its operations in the medium term. These statements reflect only Atento’s current expectations and are not guarantees of future outcomes, performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, actions by Atento’s lenders and other financing sources; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The securities issued in connection with the transactions described herein have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release is not an offer of any securities for sale or solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 23, 2023

By:  /s/ Dimitrius Oliveira

Name: Dimitrius Oliveira
Title: CEO

INDEX OF EXHIBITS

Exhibit 99.1

Note Purchase Agreement dated 15 February 2023

Exhibit 99.2

Note Purchase Confirmation Annex dated 17 February 2023

Exhibit 99.3

Deed of Covenant dated 17 February 2023

Exhibit 99.4

Warrant Instrument dated 17 February 2023

Exhibit 99.5

Guarantor Deed of Accession of Atento Atención Y Servicios, S.A. DE C.V. dated 17 February 2023

Exhibit 99.6

Guarantor Deed of Accession of Atento Brasil S.A. dated 17 February 2023

Exhibit 99.7

Guarantor Deed of Accession of Atento Chile S.A. dated 17 February 2023

Exhibit 99.8

Guarantor Deed of Accession of Atento Colombia S.A. dated 17 February 2023

Exhibit 99.9

Guarantor Deed of Accession of Atento México Holdco, S. de R.L. de C.V.

Exhibit 99.10

Guarantor Deed of Accession of Atento S.A. dated 17 February 2023

Exhibit 99.11

Guarantor Deed of Accession of Atento Servicios, S.A. de C.V. dated 17 February 2023

Exhibit 99.12

Guarantor Deed of Accession of Atalaya Luxco Midco dated 17 February 2023

Exhibit 99.13

Guarantor Deed of Accession of Teleatento Del Perú S.A.C. dated 17 February 2023

Exhibit 99.14

Extract of Side Letter to Note Purchase Agreement dated 15 February 2023

Exhibit 99.15

Cleansing Information